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                              April 27, 2022

       Peter Feld
       Managing Member
       Starboard Value LP
       777 Third Avenue, 18th Floor
       New York, New York 10017

                                                        Re: LIVEPERSON INC
                                                            PREC14A filed April
20, 2022
                                                            Filed by Starboard
Value LP, et al.
                                                            File No. 0-30141

       Dear Mr. Feld:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used here have the same meaning as in your proxy statement.

       PREC14A filed April 20, 2022

       Reasons for the Solicitation, page 3

   1. Refer to the second paragraph in this section. Please clarify how the Board can (in your view) be both
"long-tenured" and "inexperienced."
   2. Revise to provide support for the factual assertions made in this section, including the following statements:

                                                        - "LivePerson has
significantly underperformed its potential with total shareholder returns below peers and broader
market indices, a persistent valuation gap to its peers, growth deceleration despite
strong secular tailwinds, massive cost increases leading to declining profitability, and a
failure to achieve its long-term targets..."
                                                        - "This share price
underperformance has coincided with a meaningful deterioration in the
                                                        Company's financial
performance with growth significantly decelerating and operating
 Peter Feld
Starboard Value LP
April 27, 2022
Page 2
        costs ballooning."
        - "Our diligence to-date indicates that the Company has best-in-class technology, and its messaging solutions are highly rated by its blue-chip customer base."
        - "For context, the Company's current and expected financial performance is far below both the Company's commitment to stockholders as well as industry standards for enterprise software companies."

        To the extent that support for these statements is included elsewhere in the proxy statement, so indicate in revised disclosure.
Starboard has nominated [Four] Highly Qualified and Independent Individuals to Help Drive
Improved Performance at LivePerson, page 15

3. Explain what specific actions your nominees will take to improve the performance and future prospects of the Company if they are elected to the Board. Specifically describe the
        "detailed views and plans" to improve the Company's "operating and governance practices," referenced on page 16.
General

4. We note the disclosure that the Company has a classified board divided into three classes and that you believe the terms of three directors will expire at the Annual Meeting.
        However, as you know, your proxy statement currently includes four nominees for election to the Board. Footnote 1 on page 5 of the proxy statement indicates that you will adjust the number of nominees (if necessary) once the Company announces the actual number of seats up for election at the Annual Meeting. In our view, adding or deleting nominees represents a significant change to the proxy statement requiring you to file a revised preliminary proxy statement. Please confirm your understanding in your response letter.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Christina Chalk, Senior Special Counsel, at (202) 551-
3263.



                                                             Sincerely,
FirstName LastNamePeter Feld
                                                             Division of
Corporation Finance
Comapany NameStarboard Value LP
                                                             Office of Mergers
& Acquisitions
April 27, 2022 Page 2
cc:       Andrew Freedman, Esq.
FirstName LastName